

August 15, 2013

<u>Via E-mail</u>
Anthony Orso
Principal Executive Officer
CFCRE Commercial Mortgage Trust 2011-C2
c/o CCRE Commercial Mortgage Securities, L.P.
110 East 59th Street
New York, New York 10022

     Re: **CFCRE Commercial Mortgage Trust 2011-C2**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 29, 2013
              File No. 333-172863-01

Dear Mr. Orso:

      We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 15 – Exhibits, Financial Statement Schedules, page 5</u>

<u>Exhibit 31</u>

1.   Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certification does not follow the specific form and content set forth in Item 601(b)(31)(ii). Specifically, we note that the title to the certification refers to the transaction, the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual, and paragraph 1 uses the defined term "Trust." In future filings, the title should only state "Certification," the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title, and the certification should be revised so as to identify the issuing entity. Please supplementally confirm this understanding and also confirm that in future filings, where applicable, the certifications you file will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Jill Weinstein
        Michael DeMarco